UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

G0535E106

(CUSIP Number)

Walter G. Van Dorn, Jr., Esq.
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
212-912-7400

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0535E106	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: Pacific Electric Wire & Cable Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Taiwan, Republic of China

NUMBER OF	7	SOLE VOTING POWER
SHARES		7,664,615
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		0
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		7,664,615

	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,664,615

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.4% of outstanding shares of common stock, $0.01 par value per share as of August 3, 2007

14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. G0535E106	SCHEDULE 13D/A	Page 3 of 9 Pages

Statement for Schedule 13D/A

Pacific Electric Wire & Cable Co., Ltd., a Republic of China corporation (“Pacific Electric”), is filing this Amendment No. 1 to  Schedule 13D with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Asia Pacific Wire & Cable Co., Ltd., a Bermuda corporation (the “Company”).  This Amendment No. 1 amends the initial statement that Pacific Electric and its wholly-owned subsidiary, Moon View Ventures Limited, B.V.I. (“Moon View”) filed on Schedule 13D with the Securities and Exchange Commission (the “Commission”) on September 27, 2005 (the “Initial Statement”), and the initial statement that Pacific Electric and its wholly-owned subsidiary, Pacific Holdings Group, a Nevada corporation (“Pacific Holdings”), filed on Schedule 13D with the Commission on August 18, 2004 (the “Initial Pacific Holdings Statement”).

The filing of this Amendment No. 1 shall not be construed as an admission that Pacific Electric, Moon View or Pacific Holdings, or any of their executive officers or directors are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the beneficial owners of any securities covered by this statement or that this statement is required to be filed by such persons.

This Amendment No. 1 amends both the Initial Statement and the Initial Pacific Holdings Statement by removing Pacific Electric’s wholly-owned subsidiaries Moon View and Pacific Holdings as reporting persons.  In addition, the Initial Statement is amended and supplemented as follows:

Item 1.	Security and Issuer

This statement relates to the Common Stock of the Company.  The principal executive offices of the Company are located at 7Fl. B, No. 132, Sec. 3, Ming-Sheng East Rd., Taipei 105, Taiwan, Republic of China.

Item 2.	Identity and Background

(a)	Pacific Electric is filing this statement. The executive officers and directors of Pacific Electric are set forth in Item 2(c) of this Statement.

(b)
The business address of Pacific Electric is 25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 106, Taiwan, Republic of China.  The principal business addresses of Pacific Electric’s respective executive officers and directors are set forth in Item 2(c) of this statement.

(c)
Pacific Electric is a general business conglomerate focused primarily on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology.  The present principal occupation or employment of Pacific Electric’s executive officers and directors, and the name and address of any corporation or other organizations in which such employment is conducted are as follows:

CUSIP No. G0535E106	SCHEDULE 13D/A	Page 4 of 9 Pages

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF PACIFIC ELECTRIC

Name	Position at Pacific Electric	Principal Business Address	Citizenship
Yuan Chun Tang	Director & Chairman	Pacific Electric Wire & Cable Co., Ltd. 25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 106, Taiwan R.O.C.	Republic of China

Sun Tao-Tsun, Jack	Director & Vice Chairman	Pacific Electric Wire & Cable Co., Ltd. 25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 106, Taiwan R.O.C.	Republic of China

Lee Chao Chun, Michael	Director & CEO	Pacific Electric Wire & Cable Co., Ltd. 25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 106, Taiwan R.O.C.	Republic of China

Sun Tao Heng, David	Director & President	Pacific Electric Wire & Cable Co., Ltd. 25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 106, Taiwan R.O.C.	Republic of China

Chow Chun Cheng, Andy	Director & Executive Vice President	Pacific Electric Wire & Cable Co., Ltd. 25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 106, Taiwan R.O.C.	Republic of China

Tung Ching-Yun, Tom	Director	Director, Bao-Hua Investment Corporation 10-1Fl., No. 100, Zhou Zi St., Nei-Hu District 114, Taipei City, Taiwan R.O.C.	Republic of China

Tung Shio Shing	Director	Supervisor, Bao-Hua Investment Corporation 10-1Fl., No. 100, Zhou Zi St., Nei-Hu District 114, Taipei City, Taiwan R.O.C.	Republic of China

(d)
During the last five years, neither Pacific Electric nor any of its current executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither Pacific Electric nor any of its current executive officers or directors was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and was or is, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Pacific Electric is incorporated in Taiwan, the Republic of China. The citizenship of each director and executive officer of Pacific Electric is set forth in Item 2(c) of this Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Effective November 2, 2007, Moon View, a wholly-owned subsidiary of Pacific Electric, transferred 300,000 shares of the Common Stock to Pacific Holdings, another wholly-owned subsidiary of Pacific Electric.  In return for the Common Stock, Pacific Holdings paid Moon View one million five hundred thousand U.S. dollars ($1,500,000) cash from working capital.

CUSIP No. G0535E106	SCHEDULE 13D/A	Page 5 of 9 Pages

No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of the Transaction

Pacific Electric’s wholly-owned subsidiary Moon View transferred 300,000 shares of the Common Stock to Pacific Electric’s wholly-owned subsidiary Pacific Holdings in exchange for one million five hundred thousand U.S. dollars ($1,500,000) in order to reposition the holdings of the Common Stock between Pacific Electric’s wholly-owned subsidiaries.

As of the date hereof, Pacific Electric does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Pacific Electric reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

CUSIP No. G0535E106	SCHEDULE 13D/A	Page 6 of 9 Pages

Item 5.	Interest in Securities of the Issuer

(a)
Pacific Electric is the beneficial owner of 7,664,615 shares of the Common Stock of the Company, representing 55.4% of the outstanding shares as of August 3, 2007.  Pacific Electric beneficially owns these shares indirectly, as a result of Pacific Electric’s control of its wholly-owned subsidiary, Moon View, which beneficially owns 7,007,948 shares of the Common Stock, representing 50.7% of the outstanding shares as of August 3, 2007, and as a result of Pacific Electric’s control of its wholly-owned subsidiary, Pacific Holdings, which beneficially owns 656,667 shares of the Common Stock, representing 4.7% of the outstanding shares as of August 3, 2007.

(b)
Pacific Electric has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 7,664,615 shares of the Common Stock, subject only to the limitations put forth in the Shareholders’ Agreement, which is attached and described in Item 6 of this Statement.

The Initial Statement of this Schedule 13D disclosed in Section 4, and enclosed a translation of, a Letter of Undertaking between Pacific Electric and certain lenders of Pacific Electric (the “Creditors”) dated September 9, 2005 (the “Original Letter of Undertaking”) under which Pacific Electric, Moon View and Chiao Trust Bank (the “Trustee”) entered into a trust agreement (the “Trust Agreement”) dated September 12, 2005.  Pursuant to the Trust Agreement, Pacific Electric and Moon View granted in trust 7,307,948 shares of the Common Stock of the Company, and any dividend, income and any other property rights associated with such shares, to the Trustee (the “Trust”).  Pacific Electric had no power to direct the disposition of the shares held in trust, and, as a result, held sole dispositive power over only 356,667 of the 7,664,615 shares of the Common Stock of the Company beneficially owned by Pacific Electric.

Under two Undertakings dated May 22, 2006, one by certain directors of Pacific Electric, and the other by Pacific Electric, the Creditors agreed to release the trust of the shares of the Common Stock of the Company, subject to the performance by Pacific Electric of certain acts.  Pacific Electric duly performed these acts, and the Creditors released the Trust.  As a result, at the time of filing of this Amendment No. 1 to the Initial Statement, Pacific Electric has sole dispositive power over all 7,664,615 shares of the Common Stock of the Company that Pacific Electric beneficially owns, subject only to the limitations put forth in the Shareholders’ Agreement..

(c)
Pacific Electric has not effected any transactions with respect to the Common Stock during the past sixty days, aside from the transaction of November 2, 2007 reported in Item 3, which is the subject of this Amendment No. 1 to Schedule 13D.

(d)
To the knowledge of Pacific Electric, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of the Common Stock.

(e)	Not applicable. Pacific Electric continues to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. G0535E106	SCHEDULE 13D/A	Page 7 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Contracts, arrangements and understandings between Pacific Electric and any other person with respect to any securities of the Company include a Shareholders’ Agreement by and among Pacific Electric, the Company and SOF Investments, L.P. (“SOF”), a Delaware limited partnership, effective as of June 28, 2007 (the “Shareholders’ Agreement”) and a Shareholders’ Consent and Agreement by and among Pacific Electric, Moon View, Pacific Holdings, the Company and SOF, signed on and effective as of November 2, 2007 (the “Shareholders’ Consent”).

The Shareholders’ Agreement provides, among other things, that SOF has rights to have an observer on the Company’s board, rights to have the Company register the Common Stock with the Commission and list the Common Stock on a national exchange, rights to piggyback on any registration statement filed by the Company for the account of anyone other than SOF, rights to have an accounting firm appointed to consider certain U.S. federal tax implications of the Common Stock of the Company for SOF and to have distributions paid out to cover certain tax burdens of holding the Company’s Common Stock, rights to have advance notice from Pacific Electric of sales or transfers of shares held by Pacific Electric to others, rights to tag-along a pro rata number of shares on certain sales by Pacific Electric to others, preemptive rights to buy from the Company a pro rata amount of Common Stock issued in the future, and rights to elect to have Pacific Electric purchase shares of the Common Stock on breach of certain other covenants in the agreement.

In addition, the Shareholder’s Agreement provides for a meeting of the shareholders of the Company to amend the Company’s bylaws to remove the classification of the board.  This has already been accomplished at the annual general meeting of shareholders on September 5, 2007, and thus this provision is not noted in Item 4.

The foregoing description of the Shareholders’ Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Shareholders’ Agreement, which is filed as Exhibit 1 hereto, and which is incorporated herein by reference.

The Shareholder’s Consent provides that Pacific Holdings will be bound by certain articles of the Shareholders’ Agreement to the same extent as Pacific Electric, and that shares held by Pacific Holdings and Moon View are deemed to be held directly by Pacific Electric for the purposes of the Shareholders’ Agreement.  In addition, the Company and SOF acknowledge receipt of notice of the transfer between Moon View and Pacific Holdings that gives rise to this Amendment No. 1 to Schedule 13D, and waive any non-compliance with notice provisions contained in the Shareholder’s Agreement.

The foregoing description of the Shareholders’ Consent is not intended to be complete and is qualified in its entirety by the complete text of the Shareholders’ Consent, which is filed as Exhibit 2 hereto, and which is incorporated herein by reference.

CUSIP No. G0535E106	SCHEDULE 13D/A	Page 8 of 9 Pages

To the best knowledge of Pacific Electric, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Pacific Electric and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Shareholders’ Agreement by and among the Company, Pacific Electric, and SOF Investments L.P, dated June 28, 2007. (1)

2	Shareholders’ Consent and Agreement by and among Moon View, Pacific Holdings, the Company, Pacific Electric, and SOF Investments L.P., dated November 2, 2007.

(1) Incorporated by reference from Exhibit 3.1 of the Company’s Form 20-F, as filed with the U.S. Securities and Exchange Commission on November 9, 2007.

CUSIP No. G0535E106	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

11/20/2007
(Date)

/s/ Yuan Chun Tang
YUAN CHUN TANG CHAIRMAN, PACIFIC ELECTRIC

SHAREHOLDERS’ CONSENT AND AGREEMENT

This Shareholders’ Consent and Agreement (this “Consent”) is made as of November 2 2007 by and among Moon View Ventures Limited, a British Virgin Islands company (the “Company”), Pacific Holdings Group, a Nevada corporation (“Transferee”), Asia Pacific Wire & Cable Corporation Limited, a Bermuda company (“APWC”), Pacific Electric Wire & Cable Co., Ltd., a ROC Company (“PEWC”) and SOF Investments, L.P., a Delaware limited partnership (“SOF”).  Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Shareholders’ Agreement (as defined below).

RECITALS

WHEREAS, APWC, PEWC and SOF have entered into that certain Shareholders’ Agreement, dated as of June 28, 2007 (the “Shareholders’ Agreement”);

WHEREAS, APWC and SOF acknowledge that each has received notice of the Transfer (as defined below) on October 24, 2007 and has waived any non-compliance with any notice provisions contained in the Shareholders’ Agreement which relate to this Transfer, including Section 4.1(d) thereof; and

WHEREAS, as of the date hereof, Transferee is acquiring 300,000 Shares of Common Stock (the “Transferred Shares”) of APWC from the Company (the “Transfer”), and, in connection therewith, Transferee wishes to enter into this Consent in order to satisfy Section 9.8 of the Shareholders’ Agreement and become bound by certain obligations thereunder with respect to the Transferred Shares.

NOW, THEREFORE, the parties hereto agree as follows:

1.  Transferee hereby agrees, for the benefit of APWC, PEWC and SOF, to be bound by all of the terms contained in Articles V, VIII and IX of the Shareholders’ Agreement, to the same extent as PEWC.

2.  PEWC hereby represents and warrants to APWC and SOF:

a.  Immediately after this Transfer, the Company will own 7,007,948 shares of APWC;

b.  Immediately after this Transfer, the Transferee will own 656,667 shares of APWC;

c.  MVV is not a “U.S. person”, as defined in the Instructions to IRS Forms W-9 and W-8BEN (the “Tax Forms”);

d.  Transferee is a “U.S. person”, as defined in the Instructions to the Tax Forms; and

e.  MVV and Transferee are, directly or indirectly, wholly-owned subsidiaries of PEWC.

3.  For purposes of the Agreement, including, without limitation, the last sentence of Section 4.1(h), and this Consent, any shares owned by MVV or the Transferee shall also be deemed owned directly by PEWC.

4.  In connection with the Agreement and this Consent, PEWC shall cause MVV and the Transferee, and MVV and the Transferee hereby agree, to comply with PEWC’s obligations under the Agreement and PEWC shall cause MVV and the Transferee to comply with their respective obligations under the Agreement.

5.  This Consent may be executed by facsimile signature and in one or more counterparts, each of which shall be deemed to be an original copy of this Consent and all of which, when taken together, shall be deemed to constitute one and the same agreement.

6.  All notices, consents, waivers and other communication to Transferee in accordance with Section 9.2 of the Shareholders’ Agreement shall be addressed as follows:

Pacific Holdings Group
2901 N. Dallas Parkway, Suite 450
Plano, Texas 75093
USA

Attn: Paul Weber

Fax: (972) 543-1601

7.  This Consent shall be governed by, enforced under, and construed in accordance with the Laws of the State of New York without regard to conflicts of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Consent to be executed, delivered, and effective as of the date first written above.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

By:  /s/ Ling Yun Wu
Name:  Ling Yun Wu
Title:    Company Secretary

PACIFIC ELECTRIC WIRE & CABLE CO, LTD.

By:  /s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title:   Chairman

SOF INVESTMENTS, L.P.

By:  /s/ Marc R. Lisker
Name: Marc R. Lisker
Title:   Manager and General Counsel

MOON VIEW VENTURES LIMITED

By:  /s/ Andy C.C. Cheng
Name: Andy C.C. Cheng
Title:   Director

PACIFIC HOLDINGS GROUP

By:  /s/ Michael Chow-Chun Lee
Name: Michael Chow-Chun Lee
Title:   Chairman